Exhibit 99.1

Virtual Annual Meeting of Holders of Common Shares of Kinross Gold Corporation (the “Issuer”)

May 11, 2022

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

The nominees listed on the Management Information Circular dated March 15, 2022 were elected as Directors of the Company to hold office for the ensuing year or until their successors are elected or appointed. The Company received the following votes from the holders of Common Shares with respect to the election of the nine nominees:

NAME	VOTES IN FAVOR	%	VOTES WITHHELD	%

Ian Atkinson	818,552,633	97.68%	19,425,689	2.32%

Kerry D. Dyte	824,194,573	98.36%	13,783,748	1.64%

Glenn A. Ives	828,957,429	98.92%	9,020,893	1.08%

Ave G. Lethbridge	822,031,204	98.10%	15,947,117	1.90%

Elizabeth D. McGregor	828,610,027	98.88%	9,368,295	1.12%

Catherine E. McLeod-Seltzer	745,258,792	88.94%	92,719,530	11.06%

Kelly J. Osborne	823,834,258	98.31%	14,144,063	1.69%

J. Paul Rollinson	829,059,653	98.94%	8,918,668	1.06%

David A. Scott	829,143,995	98.95%	8,834,327	1.05%

Item 2: Appointment of Auditors

KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following votes from the holders of Common Shares with respect to the election of auditors:

	NUMBER OF VOTES	%

FOR the motion	898,743,904	97.10%
WITHHELD from the motion	26,884,653	2.90%
Total	925,628,557

May 11, 2022

Item 3: Executive Compensation

The Company received the following votes from the holders of Common Shares with respect to the advisory resolution on Kinross’ approach to executive compensation:

	NUMBER OF VOTES	%

FOR the motion	759,370,975	90.61%
AGAINST the motion	78,737,593	9.39%
Total	838,108,568

KINROSS GOLD CORPORATION

/s/ Lucas R. Crosby
Lucas R. Crosby
Vice President, Assistant General Counsel and Corporate Secretary

2